UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60434/August 5, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13549

|  |  |  |
|---|---|---|
| In the Matter of | : | |
| | : | |
| ABSOLUTE ENTERTAINMENT, INC., | : | ORDER MAKING FINDINGS AND |
| ADVANCED COMPUTER | : | REVOKING REGISTRATIONS BY |
|     TECHNIQUES CORP., | : | DEFAULT |
| AGP & CO., INC., | : | |
| AID AUTO STORES, INC., | : | |
| ALLURE COSMETICS, LTD., | : | |
| ALPHA-BETA TECHNOLOGY, INC., and | : | |
| ALPHA FIBRE, INC. | : | |
|     (f/k/a OAK BROOK CAPITAL III, INC.) | : | |

SUMMARY

This Order revokes the registrations of the registered securities of Respondents Absolute Entertainment, Inc. (Absolute), Advanced Computer Techniques Corp. (Advanced Computer), AGP & Co., Inc. (AGP), Aid Auto Stores, Inc. (Aid Auto), Allure Cosmetics, Ltd. (Allure), Alpha-Beta Technology, Inc. (Alpha-Beta), and Alpha Fibre, Inc. (f/k/a Oak Brook Capital III, Inc.) (Alpha Fibre) (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on July 16, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 22, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. §

---

[1] Each was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b).  Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).  Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them.  See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f).  Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II.  FINDINGS OF FACT

Absolute (CIK No. 898739)[2] is a New Jersey corporation located in Upper Saddle River, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Absolute is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995, that did not include financial statements.  The company's Form 10-Q for the period ended June 30, 1995, reported a net loss of over $1.78 million for the prior six months.  As of July 8, 2009, the company's stock (symbol "ABSO") was traded on the over-the-counter markets.

Advanced Computer (CIK No. 2467) is an inactive New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Advanced Computer is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993.

AGP (CIK No. 799241) is a New Jersey corporation located in Shrewsbury, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  AGP is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 1995, which reported a net loss of over $1 million for the prior nine months.

Aid Auto (CIK No. 937599) is a void Delaware corporation located in Westbury, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Aid Auto is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of over $1.7 million for the prior six months.

Allure (CIK No. 789932) is a Delaware corporation located in Long Island City, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  Allure is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2001, which reported a net loss of $3,799 for the prior three months.  As of July 8, 2009, the company's stock (symbol "ALUR") was traded on the over-the-counter markets.

Alpha-Beta (CIK No. 841168) is a dissolved Massachusetts corporation located in Worcester, Massachusetts, with a class of securities registered with the Commission pursuant to

---

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database.  The user can retrieve filings of a corporation by using its CIK number.

Exchange Act Section 12(g). Alpha-Beta is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of over $156 million since its inception on March 2, 1988. As of July 8, 2009, the company's stock (symbol "ABTI") was traded on the over-the-counter markets.

Alpha Fibre (CIK No. 1072569) is a dissolved Colorado corporation located in Providence, Rhode Island, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Alpha Fibre is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2000, which reported a net loss of $5,910 for the prior nine months.

## III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.

---

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies."

Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Absolute Entertainment, Inc., is REVOKED;

the REGISTRATION of the registered securities of Advanced Computer Techniques Corp. is REVOKED;

the REGISTRATION of the registered securities of AGP & Co., Inc., is REVOKED;

the REGISTRATION of the registered securities of Aid Auto Stores, Inc., is REVOKED;

the REGISTRATION of the registered securities of Allure Cosmetics, Ltd., is REVOKED;

the REGISTRATION of the registered securities of Alpha-Beta Technology, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Alpha Fibre, Inc. (f/k/a Oak Brook Capital III, Inc.), is REVOKED.

                    _____

                    Carol Fox Foelak
                    Administrative Law Judge